SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 13 )*

PHI, Inc.

(Name of Issuer)

Voting Common Stock

(Title of Class of Securities)

6933T 10 6

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6933T 10 6	13G

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only) Woodbourne Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Missouri
Number of Shares	5	Sole Voting Power -0-
Beneficially Owned by	6	Shared Voting Power -0-
Each Reporting	7	Sole Dispositive Power -0-
Person With	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) -0-%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 6933T 10 6	13G

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only) Clayton Management Company
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Missouri
Number of Shares	5	Sole Voting Power -0-
Beneficially Owned by	6	Shared Voting Power 897
Each Reporting	7	Sole Dispositive Power -0-
Person With	8	Shared Dispositive Power 897
9	Aggregate Amount Beneficially Owned by Each Reporting Person 897
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 6933T 10 6	13G

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only) John D. Weil
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Missouri
Number of Shares	5	Sole Voting Power 10,685
Beneficially Owned by	6	Shared Voting Power 208,026, subject to disclaimer in Item 4 below.
Each Reporting	7	Sole Dispositive Power 10,685
Person With	8	Shared Dispositive Power 208,026, subject to disclaimer in Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 218,711, subject to disclaimer in Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.7%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 6933T 10 6	13G

AMENDMENT NO. 13 TO SCHEDULE 13G

The Reporting Persons reported the acquisition of shares of Voting Common Stock of PHI, Inc., a Delaware corporation (“Issuer”), 2001 SE Evangeline Thruway, Lafayette, LA 70508, in an initial filing of this Schedule 13G on February 16, 1999. In this regard, Item 4 (as heretofore amended) is hereby amended as follows and a new Item 5 is being included with this filing. All other items are unchanged from the initial filing, as amended.

Item 4. Ownership.

	Woodbourne	Clayton (general partner of Woodbourne)	Weil (sole director and shareholder of Clayton)
(a) Amount beneficially owned:	-0-	897	218,711
(b) Percent of Class:	-0-	0.0%	7.7%
(c) Number of Shares as to which the person has:
(i) Sole power to vote or direct the vote:	-0-	-0-	10,685
(ii) Shared power to vote or direct the vote:	-0-	897	208,026, subject to disclaimer in note 1(d) below.(1)
(iii) Sole power to dispose or to direct the disposition of:	-0-	-0-	10,685
(iv) Shared power to dispose or to direct the disposition of:	-0-	897	208,026, subject to disclaimer in note 1(d) below. (1)

Percentage figures are based on 2,852,616 shares of Voting Common Stock (the “Shares”) outstanding as of the Issuer’s most recent 10-Q filing with the SEC.

(1)	The number of Shares over which John Weil has shared voting and dispositive power includes:

(a)	9,662 Shares held in trusts and partnerships for the benefit of Mr. Weil’s spouse and her children.
(b)	40,041 Shares held in trusts for the benefit of Mr. Weil’s siblings and their descendants with respect to which he serves as a co-trustee.
(c)	106,986 Shares held in limited partnerships, in each case with respect to which Mr. Weil serves as a general partner with a non-controlling voting interest.
(d)	An aggregate of 51,337 Shares are beneficially owned by or for the benefit of various members of Mr. Weil’s extended family and the persons beneficially owning such Shares may seek investment advice or voting advice from Mr. Weil. Mr. Weil may be deemed to have beneficial ownership, through shared voting and dispositive power, over such Shares. Mr. Weil disclaims any economic interest or beneficial ownership in such Shares.

CUSIP No. 6933T 10 6	13G

Item 5. Ownership of 5 Percent or Less of a Class.

Each of Woodbourne Partners, L.P. and Clayton Management Company have ceased to be a beneficial owner of more than 5% of the Shares of the issuer.

CUSIP No. 6933T 10 6	13G

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 9, 2012	WOODBOURNE PARTNERS, L.P.,

by its General Partner,
CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil
John D. Weil, President

Dated: February 9, 2012	CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil
John D. Weil, President

Dated: February 9, 2012	/s/ John D. Weil
John D. Weil

EXHIBIT A TO SCHEDULE 13G

AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons, on February 9, 2012, agree and consent to the joint filing on their behalf of this Amendment No. 13 to Schedule 13G in connection with their beneficial ownership of the voting common stock of PHI, Inc.

WOODBOURNE PARTNERS, L.P.,

by its General Partner,
CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil
John D. Weil, President

CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil
John D. Weil, President

/s/ John D. Weil
John D. Weil